Exhibit 99.1

Rogers Communications Reports First Quarter 2005 Results

Wireless Adds 89,200 Postpaid Subscribers While Integration of Microcell
Progressing as Planned;

Cable Adds 51,600 High-Speed Internet and 36,800 Digital Subscribers;
Media Produces Solid Operating Profit Growth

TORONTO (April 26, 2005) - Rogers Communications Inc. today announced its consolidated financial and operating results for the first quarter ended March 31, 2005.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended March 31,	2005	2004	% Change
Operating revenue	1,582,415	1,264,749	25.1
Operating profit (1)	475,224	381,857	24.4
Loss	(46,027)	(78,186)	41.1
Loss per share - basic	(0.17)	(0.33)	48.5
Additions to property, plant and equipment (2)	260,419	228,665	13.9

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation of Operating Profit to Loss for the Period” section for a reconciliation of operating profit to operating income and loss under GAAP and the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

(2)	Additions to property, plant and equipment as stated based on accrual basis - see the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” section.

Highlights of the first quarter of 2005 included the following:

•
Operating revenue increased 25.1% for the quarter, with all three operating companies contributing to the year-over-year growth, including 47.7% growth at Wireless, 6.8% growth at Cable and 1.7% growth at Media.

•	Consolidated quarterly operating profit grew 24.4% year-over-year, with 35.9% growth at Wireless, 5.5% growth at Cable and 73.8% growth at Media.

•
Wireless ended the quarter with a total of 5,583,200 retail wireless voice and data subscribers, with postpaid net additions in the quarter of 89,200, compared to 83,200 in the first quarter of 2004, and prepaid subscriber net losses in the quarter of 24,200, compared to 29,400 net losses in the first quarter of 2004.

•	The integration of Fido (formerly Microcell) progressed as planned during the quarter with significant advancements being made in integration of the two GSM networks and in planning

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for the billing and back office systems integration later in the year. During the quarter, approximately $4.0 million of property, plant and equipment expenditures and $3.9 million of expenses were incurred as part of the integration program, which remains on track to be substantially complete by the end of 2005. Payments of $6.1 million were also made related to the restructuring accrual originally recorded on acquisition.

•
On a pro forma basis, assuming the acquisitions of Microcell and the minority interests of Wireless had occurred on January 1, 2003, quarterly operating revenue increased by 12.6% on a consolidated basis and by 19.2% at Wireless; quarterly operating profit increased by 21.9% on a consolidated basis and by 31.2% at Wireless; Wireless added 89,200 net postpaid voice and data subscribers for the quarter compared to 97,000 in the first quarter of 2004; and Wireless lost 24,200 net prepaid voice subscribers for the quarter compared to net losses of 30,400 in the first quarter of 2004.

•
Cable increased the total number of revenue generating units by 83,200 in the quarter, driven by growth of 51,600 Internet subscribers and 36,800 digital cable subscribers (households), modestly offset by the loss of 5,200 basic cable subscribers.

•
Cable and Sony Pictures announced an agreement for Sony to provide movies from its extensive library of content for Cable’s video-on-demand service. With this agreement, Cable now has studio agreements covering approximately 60% of current Hollywood film output and Cable customers can now access over 2,000 titles of on-demand content.

•
Media's operating profit increased $4.8 million from the same quarter in 2004 on solid results at Radio, Omni and The Shopping Channel, continued operating cost saving measures at Publishing and production expense savings associated with the ongoing NHL player lockout.

“Solid financial and operating results in nearly every part of the company and the favourable impacts of the strategic wireless transactions we completed in the fourth quarter of 2004 have combined to deliver an excellent start to the year,” said Ted Rogers, President and CEO of Rogers Communications Inc. “As we progress through 2005, we’ll continue to remain solidly focused on our core strategy of profitable growth, on the successful integration of Fido and launch of our cable telephony service, and on driving continued operational enhancements and unparalleled innovation to create value for our customers and shareholders alike.”

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ROGERS COMMUNICATIONS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2005

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2004 Annual MD&A and our 2004 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 23 to our 2004 Annual Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2004. This MD&A is current as of April 25, 2005.

In this MD&A, the terms “we”, “us”, “our”, and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following three segments:

•	“Cable”, which refers to our wholly owned subsidiary Rogers Cable Inc. and its subsidiaries;

•
“Wireless”, which refers to our wholly owned subsidiary Rogers Wireless Communications Inc. and its subsidiaries, including Rogers Wireless Inc. (“RWI”), Rogers Wireless Alberta Inc., Fido Inc. (“Fido” and formerly Microcell Telecommunications Inc.), and Fido Solutions Inc. (formerly Microcell Solutions Inc.);

•	“Media”, which refers to our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

“RCI” refers to the legal entity Rogers Communications Inc. excluding our subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore,

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future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Updates to Risks and Uncertainties” below and the “Risks and Uncertainties” sections in our 2004 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form and Form 40-F and discussions of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Separate annual and quarterly financial results for RWI and Cable are also filed and are available on SEDAR and EDGAR.

COMPANY OVERVIEW

We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the country’s only operator of a Global System for Mobile Communications/General Packet Radio Service, with Enhanced Data for GSM Evolution (“EDGE”) technology (“GSM/GPRS/EDGE”) network; in cable television, high-speed Internet access and video retailing through Cable, Canada's largest cable television provider; in radio, television broadcasting, televised shopping, consumer magazines, trade and professional publications, and sports entertainment businesses through Media.

Cable is deploying an advanced broadband Internet Protocol multimedia network to support primary line voice-over-cable telephony and other new telephony services across its cable service areas, with the launch of that service scheduled to occur in the second half of 2005.

We also hold other interests including an investment in a pay-per-view movie service as well as investments in several specialty television channels, which are accounted for by the equity method. In addition, we hold interests in other companies for investment purposes.

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SUMMARY CONSOLIDATED FINANCIAL RESULTS

	Three Months Ended March 31,
(In millions of dollars, except per share amounts and margin)	2005	2004	% Chg
Operating revenue
Wireless	$875.4	$592.8	47.7
Cable	505.3	473.1	6.8
Media	219.3	215.7	1.7
Corporate items and eliminations	(17.6)	(16.9)	4.1
Total	$1,582.4	$1,264.7	25.1
Operating expenses
Wireless	$577.0	$373.2	54.6
Cable	324.6	301.9	7.5
Media	208.0	209.2	(0.6)
Corporate items and eliminations	(2.4)	(1.5)	60.0
Total	$1,107.2	$882.8	25.4
Operating profit (1)
Wireless	$298.4	$219.6	35.9
Cable	180.7	171.2	5.5
Media	11.3	6.5	73.8
Corporate items and eliminations	(15.2)	(15.4)	(1.3)
Total	$475.2	$381.9	24.4
Other income and expense, net (2)	521.2	460.1	13.3
Loss	$(46.0)	$(78.2)	41.2
Operating profit margin (1)	30.0%	30.2%
Additions to property, plant and equipment (3)
Wireless	$119.2	$130.9	(8.9)
Cable	115.9	91.6	26.5
Media	13.5	5.9	128.8
Corporate items and eliminations	11.8	0.3	-
Total	$260.4	$228.7	13.9

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.
(2)	See the “Reconciliation of Operating Profit to Loss for the Period” section for details of these amounts.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” section.

Consolidated revenue for the three months ended March 31, 2005 was $1,582.5 million, an increase of $317.8 million, or 25.1%, from $1,264.7 million in the corresponding period of 2004. Of the increase, Wireless contributed $282.6 million, Cable $32.2 million and Media $3.6 million.

Consolidated operating profit for the three months ended March 31, 2005 was $475.2 million, an increase of $93.3 million, or 24.4%, from $381.9 million in the corresponding period in 2004. Of this increase, Wireless contributed $78.8 million, Cable $9.5 million and Media $4.8 million.

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Reconciliation of Operating Profit to Loss for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to the loss for the period as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with Note 9 to the Interim Consolidated Financial Statements titled “Segmented Information”.

	Three Months Ended March 31,
(In millions of dollars)	2005	2004	% Chg
Operating profit (1)	$475.2	$381.9	24.4
Depreciation and amortization	(341.6)	(246.1)	38.8
Operating income	133.6	135.8	(1.6)
Interest on long-term debt	(184.8)	(137.5)	34.4
Gain on sale of investments	9.0	-	-
Writedown of investments	(6.1)	(1.9)	-
Income (loss) from investments accounted for by the equity method	4.3	(9.1)	-
Foreign exchange loss	(6.0)	(47.6)	(87.4)
Change in the fair value of derivative instruments	4.8	(0.6)	-
Loss on repayment of long-term debt	-	(20.3)	(100.0)
Investment and other income	2.7	4.1	(34.1)
Income tax expense	(3.5)	(1.5)	133.3
Non-controlling interest	-	0.4	-
Loss for the period	$(46.0)	$(78.2)	41.2

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended March 31, 2005 was $341.6 million, an increase of $95.5 million, or 38.8%, from $246.1 million in the corresponding period of 2004. This increase is due primarily to approximately $80.3 million of amortization of intangible assets arising on the acquisitions of Fido and the minority interests in Wireless.

Operating Income

Operating income for the three months ended March 31, 2005 was $133.6 million compared to $135.8 million in the corresponding period of 2004. The $2.2 million, or 1.6%, decrease was primarily the result of additional amortization of acquired intangible assets primarily associated with the acquisition of Fido and the minority interests in Wireless which offset the $93.3 million growth in operating profit.

Interest on Long-term Debt

Interest expense for the three months ended March 31, 2005 was $184.8 million, an increase of $47.3 million from $137.5 million in the corresponding period in 2004. This increase was mainly due to the increase in debt in the fourth quarter of 2004 associated with the acquisitions of Fido and the minority interests in Wireless, partially offset by a decrease of approximately 0.7% per annum in the weighted average interest rate in the 2005 period compared to the 2004 period.

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Gain on Sale of Investments

The gain on sale of other investments for the three months ended March 31, 2005 of $9.0 million was primarily due to gains realized on the sale of various public and private investments.

Writedown of Investments

During the three months ended March 31, 2005, we reviewed the carrying value of all investments and determined a writedown of $6.1 million was required based on other than temporary declines in the values of our investments in certain private companies.

Income (Loss) from Investments Accounted for by the Equity Method

We use the equity method to record income and losses from investments that we do not control, but over which we are able to exercise significant influence. The equity income for the three months ended March 31, 2005 of $4.3 million was an improvement compared to the $9.1 million loss in the first quarter of 2004. Effective July 31, 2004, we began to consolidate the Blue Jays. As a result, the Blue Jays’ losses for the first quarter of 2004 of $11.6 million are included in losses from investments accounted for by the equity method in that period, while the Blue Jays’ results for the first quarter of 2005 are consolidated within our Media operations.

Foreign Exchange Loss

The foreign exchange loss of $6.0 million in the three month period ended March 31, 2005 was a significant reduction from the $47.6 million foreign exchange loss in the corresponding period in 2004. There are two main reasons for the decreased loss. First, the Canadian dollar weakened by 1.81 cents during the three months ended March 31, 2004 compared to a 0.60 cent decrease in the Canadian dollar versus the U.S. dollar in the three months ended March 31, 2005, from $1.2036 to December 31, 2004 to $1.2096 to March 31, 2005. As a result, the foreign exchange loss was larger in the 2004 period. Secondly, in the three months ended March 31, 2005, hedge accounting applied which resulted in the foreign exchange loss on 80.1% of the U.S. dollar-denominated debt that is hedged for accounting purposes being offset by an equal but opposite gain on the qualified cross-currency interest rate exchange agreements. In the corresponding quarter of 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes and therefore, all foreign exchange losses were recorded in income.

Change in Fair Value of Derivative Instruments

For the three months ended March 31, 2005, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a gain of $4.8 million.

Loss on Repayment of Long-Term Debt

During the three months ended March 31, 2004, we redeemed long-term debt at Cable and Wireless resulting in the loss on repayment of $20.3 million. There was no loss on the repayment of Cable’s debt in the first quarter of 2005 since it matured.

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Investment and Other Income

For the three months ended March 31, 2005, the investment and other income of $2.7 million was primarily associated with distributions received from certain of our investments.

Income Tax Expense

Income taxes for the three months ended March 31, 2005 and for the corresponding period in 2004 consisted primarily of current income tax expense related to the Federal Large Corporations Tax.

Non-controlling Interest

Non-controlling interest in 2004 represented the portion of Wireless’ income attributable to its minority shareholders prior to our acquisition of the minority interests in the fourth quarter of 2004.

Loss and Loss per Share

We recorded a loss of $46.0 million in the three months ended March 31, 2005, or a loss per share of $0.17 (basic and diluted), compared to a loss of $78.2 million or a loss per share of $0.33 (basic and diluted), in 2004.

OPERATING UNIT REVIEW

WIRELESS

Wireless is the largest Canadian wireless communications service provider, serving approximately 5.8 million subscribers at March 31, 2005, including approximately 5.6 million wireless voice and data subscribers and nearly 0.2 million one-way messaging (paging) subscribers. Wireless operates both a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology, and a seamless integrated Time Division Multiple Access (“TDMA”) and analog cellular network. Wireless is Canada’s only carrier operating on the world standard GSM/GPRS technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 93% of Canada’s population. Wireless’ seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode, and approximately 93% of the population in analog mode. Subscribers to Wireless’ services have access to these services in the U.S. through its roaming agreements with various wireless operators. Wireless’ subscribers also have access to wireless service internationally in 175 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other wireless providers.

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Wireless Operating and Financial Results (Actual)

 For the First Quarter Ended March 31, 2005

	Three Months Ended March 31,
(In millions of dollars, except margin)	2005	2004	% Chg
Operating revenue
Postpaid (voice and data)	750.2	513.1	46.2
Prepaid	48.1	24.5	96.3
One-way messaging	5.0	6.4	(21.9)
Network revenue	803.3	544.0	47.7
Equipment revenue	72.1	48.8	47.7
Total operating revenue	875.4	592.8	47.7
Operating expenses
Cost of equipment sales	159.6	85.4	86.9
Sales and marketing expenses	124.0	92.5	34.1
Operating, general and administrative expenses	289.5	195.3	48.2
Integration expenses (1)	3.9	-
Total operating expenses	577.0	373.2	54.6
Operating profit (2)	298.4	219.6	35.9
Operating profit margin as % of network revenue (2)	37.1%	40.4%
Addtions to property, plant and equipment (3)	$119.2	$130.9	(8.9)

(1)	Expenses incurred relate to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” section.

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Wireless Subscribers (Actual)

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2005	2004	Chg	% Chg
Postpaid (Voice and Data) (1)
Gross additions	329.6	241.3	88.3	36.6
Net additions (2)	89.2	83.2	6.0	7.2
Total postpaid retail subscribers	4,273.3	3,112.8	1,160.5	37.3
Average monthly revenue per user ("ARPU") (3)	$59.20	$55.74	$3.46	6.2
Average monthly usage (minutes)	454	362	92	25.4
Churn (2)	1.90%	1.73%	0.17%	9.8
Prepaid
Gross additions	123.3	56.3	67.0	119.0
Net losses (4)	(24.2)	(29.4)	5.2	(17.7)
Total prepaid retail subscribers	1,309.9	730.4	579.5	79.3
ARPU (3)	$12.09	$10.96	$1.13	10.3
Churn (4)	3.70%	3.80%	(0.10%)	(2.6)
Total - Postpaid and Prepaid
Gross additions	452.9	297.6	155.3	52.2
Net additions	65.0	53.8	11.2	20.8
Total retail subscribers	5,583.2	3,843.2	1,740.0	45.3
ARPU (blended) (3)	$47.95	$46.97	$0.98	2.1
Churn	2.34%	2.14%	0.20%	9.3
One-Way Messaging
Gross additions	5.4	8.1	(2.7)	(33.3)
Net losses	(9.9)	(10.0)	0.1	(1.0)
Total one-way subscribers	186.2	231.3	(45.1)	(19.5)
ARPU(3)	$8.82	$9.02	$(0.20)	(2.2)
Churn	2.64%	2.54%	0.10%	3.9
Wholesale (1)
Total wholesale subscribers	98.6	-	-	-

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.
(2)
Effective December 1, 2004, voluntarily deactivating subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 7,000 greater net postpaid subscriber deactivations being included in the three months ended March 31, 2005. This had the impact of increasing postpaid churn by 0.05% for three months ended March 31, 2005.

(3)	As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(4)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the three months ended March 31, 2005 and reducing prepaid churn by 0.25% for the three months ended March 31, 2005.

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Wireless Network Revenue (Actual)

Network revenue of $803.3 million accounted for 91.8% of total Wireless revenues in the three months ended March 31, 2005, and increased 47.7% from the corresponding period in 2004. This increase was driven by the acquisition of Fido’s subscriber base on November 9, 2004, the continued growth of Wireless’ subscriber base and the 2.1% increase in blended ARPU.

Wireless ended the quarter with a total of 5,583,200 retail subscribers. Net additions of postpaid voice and data subscribers for the quarter were 89,200, compared to 83,200 net additions in the first quarter of 2004. Prepaid subscriber net losses for the quarter were 24,200, compared to 29,400 net losses in the first quarter of 2004.

Postpaid voice and data subscriber ARPU of $59.20 in the quarter represented an increase of 6.2% over the quarter ended March 31, 2004. The increase in postpaid ARPU reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, Wireless expects to continue to experience increases in outbound roaming revenues from its subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from travelers to Canada who utilize its network.

Data revenue represented approximately 7.1% of total network revenue in the first quarter of 2005 compared to 4.9% in the first quarter last year, reflecting the continued rapid growth of Blackberry, SMS, downloadable ring tones and games, and other wireless data services and applications.

Prepaid ARPU increased to $12.09 in the first quarter of 2005, compared to $10.96 in the first quarter of 2004. This increase was primarily a result of the acquisition of Fido’s higher ARPU prepaid subscriber base.

Postpaid voice and data subscriber churn increased to 1.90% in the three months ended March 31, 2005 from 1.73% in the corresponding period of 2004. Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 7,000 greater net postpaid subscriber deactivations being included in the three months ended March 31, 2005. This had the impact of increasing postpaid churn by 0.05% for three months ended March 31, 2005. The increase in postpaid churn also resulted from the acquisition of the Fido subscriber base, which has historically experienced a higher churn rate.

Prepaid churn decreased to 3.70% from 3.80% in the prior year period due to the change in methodology for determining churn for Fido’s prepaid subscriber base, which was partially offset by the impact of competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn for the quarter increased to 2.64%, while one-way messaging ARPU decreased by 2.2%. With 186,200 paging subscribers, Wireless

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continues to view paging as a profitable but mature business segment, and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue (Actual)

Revenue from wireless equipment sales, including activation fees and net of equipment subsidies, was $72.1 million, up $23.3 million or 47.7%, from the corresponding period in 2004. The increase in equipment revenue reflects the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices and the increased volume of subscriber gross additions.

Wireless Operating Expenses (Actual)

	Three Months Ended March 31,
(In millions of dollars, except per subscriber statistics)	2005	2004	% Chg
Operating expenses
Cost of equipment sales	159.6	85.4	86.9
Sales and marketing expenses	124.0	92.5	34.1
Operating, general and administrative expenses	289.5	195.3	48.2
Integration expenses (1)	3.9	-	-
Total operating expenses	577.0	373.2	54.6
Average monthly operating expenses per subscriber before sales and marketing expenses (2)	$19.22	$17.58	9.3
Sales and marketing costs per gross subscriber addition (2)	$380	$362	5.0

(1)	Expenses incurred relate to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

Total Wireless operating expenses for the three months ended March 31, 2005 were $577.0 million, up $203.8 million, or 54.6%, over the corresponding period in 2004. The acquisition of Fido accounted for approximately 75% of the increase.

The $74.2 million increase in the quarterly cost of equipment sales reflects the higher volume of subscriber gross additions and handset upgrades.

Sales and marketing expenses increased by $31.5 million, or 34.1%, in the first quarter of 2005 compared to the corresponding period in 2004 as a result of heightened marketing activity during the first quarter of 2005 associated with, among other things, the integration of Fido, including initiatives to migrate Fido customers to contracts and competitive offers in the market. These factors resulted in the 5.0% increase in Wireless’ sales and marketing costs per gross addition to $380.

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Operating, general and administrative expenses increased by $94.2 million, or 48.2%, in the first quarter of 2005 compared to the corresponding period in 2004 as a result of the acquisition of Fido, increases in retention spending and growth in network operating expenses reflective of the growth in Wireless’ subscriber base. These increased costs were offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions.

During the quarter, Wireless incurred $3.9 million in integration expenses associated with the Fido merger. The integration plan remains on track and is expected to be substantially complete by the end of 2005. See the “Update on Fido Integration” section below for more details on integration costs incurred.

The $1.64 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and integration expenses, in the first quarter of 2005 reflects Wireless’ increased spending on handset upgrades associated with targeted retention programs and the impact of increases in operating, general and administrative expenses resulting from the acquisition of Fido. Total retention spending (including subsidies on handset upgrades) was $60.4 million in the first quarter of 2005 compared to $37.0 million in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available.

Wireless Operating Profit (Actual)

Operating profit grew by $78.8 million, or 35.9%, to $298.4 million in the three months ended March 31, 2005 from $219.6 million in the first quarter of 2004 as network revenue growth of 47.7% was partially offset by growth in operating expenses of 54.6%. The operating profit margin on network revenue was 37.1% in the quarter compared to 40.4% in the same period of the prior year, reflecting the impact of the lower operating margins at Fido.

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Wireless Pro Forma Analysis

Basis of Pro Forma Information

Certain financial and operating information has been prepared on a pro forma basis as if the transactions relating to Wireless and Fido, as described in our 2004 Annual MD&A, had occurred on January 1, 2003. Such information is based on our historical financial statements, the historical financial statements of Fido, and the accounting for the purchases of Wireless shares and Fido.

Although we believe this presentation provides certain relevant context and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Fido’s historically reported financial information to conform it to our accounting policies, the impacts of purchase accounting, including amortization of the acquired intangibles and fair value increments, and the impact of amortizing the deferred compensation expense arising on the exchange of employee stock options in Wireless into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon preliminary estimates and certain assumptions that we believe are reasonable. In preparing the pro forma financial information, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired, including amortizable and non-amortizable intangible assets, and liabilities assumed based on management’s best estimates. Accounting policies used in the preparation of these statements are those disclosed in our 2004 Annual Consolidated Financial Statements and Notes thereto.

The tables below titled “Wireless Operating and Financial Results (Pro Forma)” and “Wireless Subscribers (Pro Forma)” present selected unaudited pro forma information.

Rogers Communications Inc.	14	First Quarter 2005

Wireless Operating and Financial Results (Pro Forma)

	Three Months Ended March 31,
	2005	2004
(In millions of dollars, except margin)	Actual	Pro Forma	% Chg
Operating revenue
Postpaid (voice and data)	750.2	616.7	21.6
Prepaid	48.1	53.9	(10.8)
One-way messaging	5.0	6.4	(21.9)
Network revenue	803.3	677.0	18.7
Equipment revenue	72.1	57.1	26.3
Total operating revenue	875.4	734.1	19.2
Operating expenses
Cost of equipment sales	159.6	122.6	30.2
Sales and marketing expenses	124.0	114.5	8.3
Operating, general and administrative expenses	289.5	269.5	7.4
Integration expenses (1)	3.9	-	-
Total operating expenses	577.0	506.6	13.9
Operating profit (2)	298.4	227.5	31.2
Operating profit margin as % of network revenue (2)	37.1%	33.6%
Additions to property, plant and equipment (3)	119.2	205.9	(42.1)

(1)	Expenses incurred relate to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” section.

Rogers Communications Inc.	15	First Quarter 2005

Wireless Subscribers (Pro Forma)

	Three Months Ended March 31,
	2005	2004
(Subscriber statistics in thousands, except ARPU and churn)	Actual	Pro Forma	Chg	% Chg
Postpaid (Voice and Data)(1)
Gross additions	329.6	302.2	27.4	9.1
Net additions(2)	89.2	97.0	(7.8)	(8.0)
Total postpaid retail subscribers	4,273.3	3,718.8	554.5	14.9
ARPU(3)	$59.20	$56.00	$3.20	5.7
Churn(2)	1.90%	1.87%	0.03%	1.6
Prepaid
Gross additions	123.3	115.3	8.0	6.9
Net losses(4)	(24.2)	(30.4)	6.2	(20.4)
Total prepaid retail subscribers	1,309.9	1,382.3	(72.4)	(5.2)
ARPU(3)	$12.09	$12.82	$(0.73)	(5.7)
Churn(4)	3.70%	3.45%	0.25%	7.2
Total - Postpaid and Prepaid
Gross additions	452.9	417.5	35.4	8.5
Net additions	65.0	66.6	(1.6)	(2.4)
Total retail subscribers	5,583.2	5,101.1	482.1	9.5
ARPU (blended)(3)	$47.95	$44.07	$3.88	8.8
Churn	2.34%	2.31%	0.03%	1.3

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.
(2)
Effective December 1, 2004, voluntarily deactivating subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 7,000 greater net postpaid subscriber deactivations being included in the three months ended March 31, 2005. This had the impact of increasing postpaid churn by 0.05% for three months ended March 31, 2005.

(3)	As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(4)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the three months ended March 31, 2005 and reducing prepaid churn by 0.25% for the three months ended March 31, 2005.

Rogers Communications Inc.	16	First Quarter 2005

Wireless Network Revenue (Pro Forma)

On a pro forma basis, quarterly network revenue increased 18.7% over the first quarter of 2004 reflecting the 9.5% increase in the number of retail wireless voice and data subscribers from March 31, 2004 combined with the 8.8% year-over-year increase in blended postpaid and prepaid ARPU.

Wireless added 89,200 net postpaid voice and data subscribers for the quarter compared to 97,000 on a pro forma basis in the first quarter of 2004, while prepaid voice subscriber net losses were 24,200 for the quarter compared to 30,400 on a pro forma basis in the first quarter of 2004.

The 5.7% growth in pro forma postpaid ARPU reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, Wireless expects to continue to experience increases in outbound roaming revenues from its subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from visitors to Canada who utilize its network.

Data revenues represented approximately 7.1% of network revenue in the three months ended March 31, 2005 compared to 4.3% of network revenue on a pro forma basis in the first quarter of 2004, reflecting the continued rapid growth of Blackberry, SMS, downloadable ring tones and games, and other wireless data services and applications.

Prepaid ARPU decreased on a pro forma basis by 5.7% versus 2004 to $12.09 with the pro forma decline primarily reflecting the increased focus by Fido on higher revenue postpaid subscribers and the entry of more competitive prepaid offerings into the market.

Postpaid voice and data subscriber churn increased to 1.90% from the pro forma rate of 1.87% in the first quarter of 2004. Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 7,000 greater net postpaid subscriber deactivations being included in the three months ended March 31, 2005, and therefore increased churn for the period.

Prepaid churn increased to 3.70% from the pro forma rate of 3.45% in the first quarter of 2004. This increase in prepaid churn reflects the minimal sales and marketing resources focused towards Wireless’ prepaid offering given its postpaid focus, combined with highly-competitive prepaid offerings in the market.

Rogers Communications Inc.	17	First Quarter 2005

Wireless Operating Expenses (Pro Forma)

	Three Months Ended March 31,
	2005	2004
(In millions of dollars, except per subscriber statistics)	Actual	Pro Forma	% Chg
Operating expenses
Cost of equipment sales	159.6	122.6	30.2
Sales and marketing expenses	124.0	114.5	8.3
Operating, general and administrative expenses	289.5	269.5	7.4
Integration expenses (1)	3.9	-	0.0
Total operating expenses	577.0	506.6	13.9
Average monthly operating expenses per subscriber before sales and marketing expenses (2)	$19.22	$18.61	3.3
Sales and marketing costs per gross subscriber addition (2)	$380	$360	5.6

(1)	Expenses incurred relate to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

On a pro forma basis, the quarterly cost of equipment sales increased year-over-year by $37.0 million due to the higher volume of gross additions and handset upgrades.

The $9.5 million year-over-year increase in quarterly sales and marketing expenses, on a pro forma basis, primarily reflects heightened marketing activity during the first quarter of 2005 associated with, among other things, the integration of Fido, including initiatives to migrate Fido customers to long term contracts, and competitive activities in the market. These factors resulted in the 5.6% pro forma increase in Wireless’ sales and marketing costs per gross addition to $380.

The year-over-year increase in operating, general and administrative expenses on a pro forma basis of $20.0 million, or 7.4%, compared to the corresponding period in 2004, is primarily attributable to increases in retention spending and growth in network operating expenses reflective of the growth in Wireless’ subscriber base.

The $0.67 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses on a pro forma basis, in the first quarter of 2005 reflects Wireless’ increased spending on handset upgrades associated with targeted retention programs. Total retention spending (including subsidies on handset upgrades) was $60.4 million in the first quarter of 2005 as compared to $47.3 million on a pro forma basis in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and WNP becomes available in future years.

Rogers Communications Inc.	18	First Quarter 2005

Wireless Operating Profit (Pro Forma)

Pro forma operating profit increased by $70.9 million, or 31.2%, over the first quarter of 2004 and pro forma quarterly operating profit as a percentage of network revenue, or operating profit margin, increased to 37.1% from 33.6% as the 18.7% increase in network revenue outstripped the 13.9% increase in total operating expenses.

[ End of Wireless Pro Forma Analysis ]

Update On Fido Integration

The integration of Fido progressed as planned during the three months ended March 31, 2005 with advancements being made in the integration of the two GSM networks and in planning for the billing and back office systems integration later in the year. The integration plan remains on track and is expected to be substantially complete by the end of 2005. Total costs incurred during the three months ended March 31, 2005 are detailed in the following table.

Three Months
Ended March 31,
(In millions of dollars)	2005
Integration expenses	$3.9
Payments of liabilities assumed on acquisition
Severance	2.1
Network decommissioning and restoration costs	4.0
PP&E expenditures	4.0
Total integration costs incurred	$14.0

Wireless Additions to Property, Plant and Equipment (“PP&E”)

Wireless’ additions to PP&E are classified into the following categories:

	Three Months Ended March 31,
(In millions of dollars)	2005	2004	% Chg
Additions to PP&E
Network - capacity	$75.3	$99.9	(24.6)
Network - other	27.0	18.3	47.5
Information technology and other	12.9	12.7	1.6
Integration of Fido	4.0	-	-
Total additions to PP&E	$119.2	$130.9	(8.9)

Wireless additions to PP&E totalled $119.2 million for the three months ended March 31, 2005, a decrease of $11.7 million, or 8.9%, from $130.9 million in the corresponding period in

Rogers Communications Inc.	19	First Quarter 2005

2004. Total additions to PP&E included $4.0 million of non-recurring expenses related to the Fido integration.

Network-related additions to PP&E in the first quarter of 2005 totalled $102.3 million and reflected primarily $75.3 million for capacity expansion of the GSM/GPRS network and transmission. The remaining balance of $27.0 million in network-related additions to PP&E related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E consisted of $12.9 million for information technology initiatives and other facilities and equipment.

During the quarter, Wireless also acquired $4.8 million of spectrum licences in the 2300 and 3500 MHz bands.

CABLE

Cable is Canada’s largest cable television company, serving approximately 2.25 million basic cable subscribers at March 31, 2005, representing approximately 29% of basic cable subscribers in Canada. At March 31, 2005, Cable provided digital cable services to approximately 712,200 households and Internet service to approximately 988,300 subscribers.

Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Its Ontario cable systems, which comprise approximately 90% of basic cable subscribers, are concentrated in and around three principal clusters: (i) the Greater Toronto Area, Canada’s largest metropolitan centre; (ii) Ottawa, the capital city of Canada, and (iii) the Guelph to London corridor in southern Ontario. Its New Brunswick and Newfoundland and Labrador cable systems in Atlantic Canada comprise the balance of its subscribers.

Through Cable’s technologically advanced broadband networks, Cable offers a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At March 31, 2005, 96% of Cable’s total cable plant was two-way addressable and able to offer high-speed Internet service, 99% of the homes passed in its service areas were able to receive digital cable services and approximately 85% of the homes passed in its service areas had Video-on-Demand (“VOD”) available.

Cable also offers digital video disc (“DVD”), videocassette and video game sales and rentals through Rogers Video, Canada’s second largest chain of video rental stores. There were 302 Rogers Video stores at March 31, 2005, many of which provide customers with the ability to purchase Rogers’ cable and wireless products and services, to pay their Rogers’ cable television, Internet or wireless bills and to pick up or return Rogers digital cable and Internet equipment.

In addition, Cable is deploying an advanced broadband Internet Protocol multimedia network to support primary line voice-over-cable telephony and other new telephony services across its cable service areas, with the launch of that service scheduled to occur in the second half of 2005.

Rogers Communications Inc.	20	First Quarter 2005

Cable Operating and Financial Results

For The First Quarter Ended March 31, 2005

	Three Months Ended March 31,
(In millions of dollars, except margin)	2005	2004	% Chg
Operating revenue
Core cable	$318.2	$310.1	2.6
Internet	104.4	89.8	16.3
Total cable revenue	422.6	399.9	5.7
Video Stores	83.6	73.9	13.1
Intercompany eliminations	(0.9)	(0.7)	28.6
Total operating revenue	505.3	473.1	6.8
Operating expenses
Cost of Video Stores sales	38.4	33.0	16.4
Sales and marketing expenses	64.5	59.3	8.8
Operating, general and administrative expenses	222.6	210.3	5.8
Intercompany eliminations	(0.9)	(0.7)	28.6
Total operating expense	324.6	301.9	7.5
Operating profit (1)
Cable	173.5	166.2	4.4
Video Stores	7.2	5.0	44.0
Total operating profit	180.7	171.2	5.5
Operating profit margin: (1)
Cable	41.1%	41.6%
Video stores	8.6%	6.8%
Total	35.8%	36.2%
Additions to PP&E (2)	$115.9	$91.6	26.5

(1)	As defined - See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.
(2)	As defined - See the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant, and Equipment” section.

Rogers Communications Inc.	21	First Quarter 2005

Cable Revenue and Subscribers

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU)	2005	2004	Chg	% Chg
Homes passed	3,315.0	3,225.5	89.5	2.8
Customer relationships (1)	2,362.7	2,343.8	18.9	0.8
Customer relationships, net additions (1)	6.8	4.5	2.3	51.1
Revenue generating units (1)	3,949.9	3,645.0	304.9	8.4
Revenue generating units, net additions (1)	83.2	62.4	20.8	33.3
Basic cable subscribers	2,249.4	2,266.0	(16.6)	(0.7)
Basic cable, net losses	(5.2)	(3.4)	(1.8)	-
Core cable ARPU (2)	$47.06	$45.58	$1.48	3.2
Internet subscribers	988.3	815.7	172.6	21.2
Internet, net additions	51.6	37.9	13.7	36.1
Internet ARPU (2)	$36.08	$37.48	$(1.40)	(3.7)
Digital terminals in service	848.6	648.4	200.2	30.9
Digital terminals, net additions	53.0	34.8	18.2	52.3
Digital households	712.2	563.2	149.0	26.5
Digital households, net additions	36.8	27.9	8.9	31.9

(1)	As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Subscriber Counts” section and as calculated in the “Supplementary Information - Non-GAAP Calculations”
(2)	As defined in our 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue per Subscriber” section and as calculated in “Supplementary Information - Non-GAAP Calculations”

Core Cable Revenue

Core cable revenue, which accounted for 63.0% of total revenues in the three month period ended March 31, 2005, totalled $318.2 million, an $8.1 million or 2.6% increase over 2004. Analog cable service increased year-over-year by $2.7 million due to the July 2004 basic service price increases, with the remaining $5.4 million increase primarily attributable to the increased use of our VOD services.

The increase in Core cable average monthly revenue per subscriber (“ARPU”) to $47.06 from $45.58 reflects the growing penetration of Cable’s digital products, its continued up-selling of customers into enhanced programming packages and pricing increases. Cable estimates that approximately 1.14 million customers now subscribe to two or more of Rogers’ cable, Internet and wireless services. During the fourth quarter of 2004, Cable introduced a flexible new approach to bundling, Rogers Better Choice Bundles, which were a contributor to the growth in its digital subscriber base of 36,800 customers in the three months ended March 31, 2005. The popularity of Cable’s VOD services is increasing and Cable believes it will be further enhanced with the recent announcement of its agreement with Sony Pictures for access to Sony’s extensive library of content for Cable’s VOD service. With this agreement, Cable now has studio

Rogers Communications Inc.	22	First Quarter 2005

agreements covering approximately 60% of the current Hollywood film output and Rogers subscribers can now access over 2,000 titles of VOD content.

Internet Revenue

The growth of $14.6 million, or 16.3%, in Internet revenue primarily reflects the 21.2% increase in the number of Internet subscribers. Average revenue per Internet subscriber per month for the three month period ended March 31, 2005 was $36.08, a decrease from $37.48 for the corresponding 2004 period, due to an increase in the proportion of subscribers to Cable’s low priced, entry level Internet offerings. Year-over-year, the Internet subscriber base has grown by 172,600, resulting in 38.9% Internet penetration of basic cable households, and 29.8% Internet penetration as a percentage of homes passed.

Video Stores Revenue

The $9.7 million, or 13.1%, increase in Rogers Video store revenue reflects the combination of a 7.8% increase in same store revenues and an increase in the number of stores at March 31, 2005 to 302 compared to 278 at March 31, 2004. (“Same stores” are stores that were open for the full quarters in both 2005 and 2004). The growth in same store revenues is attributable to significant increases in DVD and wireless product sales. Virtually all of the Rogers Video locations sell Rogers Wireless products and services while a significant number of the locations in Cable’s service areas offer full customer service support for payment and billing enquiry as well as access to a wide variety of cable, Internet and wireless products and services, in addition to the core DVD, video and game rental and sales offerings.

Cable and Video Stores Operating Expenses

	Three Months Ended March 31,
(In millions of dollars)	2005	2004	% Chg
Cable operating expenses
Sales and marketing expenses	$31.7	$27.6	14.9
Operating, general and administrative expenses	217.4	206.1	5.5
Total Cable operating expenses	249.1	233.7	6.6
Video stores operating expenses
Cost of sales	38.4	33.0	16.4
Sales and marketing expenses	32.8	31.7	3.5
Operating, general and administrative expenses	5.2	4.2	23.8
Total Video stores operating expenses	76.4	68.9	10.9
Intercompany eliminations	(0.9)	(0.7)	28.6
Operating expenses	$324.6	$301.9	7.5

Cable sales and marketing expenses increased by $4.1 million, or 14.9%, in the three months ended March 31, 2005 compared to the same period in 2004. Cable continued its investment in creating awareness of its unique digital cable advantages versus satellite. Additionally, the

Rogers Communications Inc.	23	First Quarter 2005

marketing of its Internet offerings concentrated on the benefits of the enhanced features provided by Rogers Yahoo!. Cable sales expenses increased due to increases in Internet and Digital subscriber acquisitions.

The $11.3 million, or 5.5%, increase in Cable operating, general and administrative expenses in the three months ended March 31, 2005 compared to the same period in 2004 relates to programming, copyright royalty and other costs directly related to servicing a growing base of Internet and digital subscribers partly offset by improved productivity.

The $5.4 million increase in cost of sales at the Video stores reflects the higher sales volumes as well as the increased number of stores. The growth in locations, from 278 stores at March 31, 2004 to 302 stores at March 31, 2005 was the primary driver of the increase in Video store sales and marketing expenses, which includes the cost of operating the stores.

Cable Operating Profit

The 4.4% growth in total Cable operating profit reflects the 5.7% revenue growth partially offset by the 6.6% increase in total Cable operating expenses. The 44.0% increase in operating profit at the Video stores was due to increased same store revenues and improved margins on the sale of products.

The revenue and expense changes described above resulted in the Cable operating margin declining modestly year-over-year to 41.1% in the three months ended March 31, 2005, compared to 41.6% in the corresponding period of 2004. The continued investment in sales and marketing expenses, while having a modest negative impact on Cable’s margins, is resulting in strong growth of Cable’s additional revenue generating product sales from its existing subscriber base. Video operating margins increased to 8.6% in the three month period ended March 31, 2005 from 6.8% in the corresponding period of the prior year, as described above.

Cable Additions to Property, Plant and Equipment

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. Cable categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of PP&E expenditures between different cable companies. Under these industry definitions, the Core Cable PP&E expenditures are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;

•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of the cable telephony initiative;

•	Line extensions, which includes network costs to enter new service areas;

Rogers Communications Inc.	24	First Quarter 2005

•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic network electronics; and

•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended March 31,
(In millions of dollars)	2005	2004	% Chg
Customer premises equipment	$44.3	$38.7	14.5
Scaleable infrastructure	37.3	15.7	137.6
Line extensions	16.1	11.3	42.5
Upgrade and rebuild	-	11.4	-
Support capital	14.6	11.8	23.7
Additions to Core Cable PP&E	112.3	88.9	26.3
Additions to Rogers Video stores PP&E	3.6	2.7	33.3
Additions to Rogers Cable PP&E	$115.9	$91.6	26.5

The 26.5% year-over-year increase in Cable’s additions to PP&E was primarily attributable to spending on scaleable infrastructure which increased by $21.6 million, of which $17.5 million was related to spending on the voice-over-cable telephony initiative; an increase in customer premises equipment of $5.6 million related to growth in the number of digital terminals purchased and an increase within that mix towards higher priced PVR and HDTV digital terminals; and an increase in support capital of $2.8 million. These increases were offset by reduced spending on upgrades and rebuild of $11.4 million. PP&E spending on the cable telephony deployment initiative totalled $23.8 million in the quarter.

Rogers Communications Inc.	25	First Quarter 2005

MEDIA

Media holds our radio and television broadcasting operations, our consumer and trade publishing operations and our televised home shopping service. Media’s Broadcasting group (“Broadcasting”) comprises 43 radio stations across Canada (33 FM and 10 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), a specialty sports television service licensed to provide regional sports programming across Canada (“Rogers Sportsnet”), and Canada’s only nationally televised shopping service (“The Shopping Channel”). In January 2004, Media acquired 50% ownership in Dome Productions, a mobile production and distribution joint venture. Broadcasting also holds minority interests in several Canadian specialty television services, including Viewers Choice Canada, Outdoor Life Network (“OLN”), G4TechTV Canada (“TechTV”), The Biography Channel Canada and certain other minority interest investments. In the case of TechTV and The Biography Channel, Broadcasting is also the manager. Media’s Publishing group (“Publishing”) produces approximately 70 consumer magazines and trade and professional publications and directories in Canada. In addition to its more traditional broadcast and print media platforms, the Media group also delivers content over the Internet relating to many of its individual broadcasting and publishing properties.

Effective January 1, 2005, ownership and management of Rogers’ sports operations were transferred to Media. The acquisition of SkyDome was completed on January 31, 2005 and SkyDome was renamed Rogers Centre. As such, beginning in the first quarter of 2005, the results of operations of the Blue Jays and Rogers Centre are reported as part of the Media segment.

Rogers Communications Inc.	26	First Quarter 2005

Media Operating and Financial Results

	Three Months Ended March 31,
(In millions of dollars, except margins)	2005	2004	% Chg
Operating revenue
Publishing	$62.5	$65.8	(5.0)
Radio	45.4	42.1	7.8
Television	40.9	50.5	(19.0)
The Shopping Channel	65.1	57.5	13.2
Sports Entertainment (1)	5.4	-	-
Corporate items, eliminations and other	-	(0.2)	(100.0)
Total operating revenue	219.3	215.7	1.7
Operating expenses
Cost of sales	41.8	36.7	13.9
Sales and marketing	44.8	47.3	(5.3)
Operating, general and administrative	121.4	125.2	(3.0)
Total operating expenses	208.0	209.2	(0.6)
Operating profit (2)
Publishing	4.8	0.4	-
Radio	9.2	3.3	-
Television	12.3	1.8	-
The Shopping Channel	7.8	5.1	52.9
Sports Entertainment (1)	(14.3)	-	-
Corporate items, eliminations and other	(8.5)	(4.1)	107.3
Total operating profit	$11.3	$6.5	73.8
Operating profit margin (2)
Publishing	7.7%	0.6%
Radio	20.3%	7.8%
Television	30.1%	3.6%
The Shopping Channel	12.0%	8.9%
Sports Entertainment (1)	-	-
	5.2%	3.0%
Additions to property, plant and equipment (3)	13.5	5.9	128.8

(1)
On January 1, 2005, Media assumed ownership and management of the Blue Jays. On January 31, 2005, the Blue Jays completed the acquisition of the assets of Rogers Centre (formerly SkyDome) for a purchase price of $25.9 million plus $4.5 million of assumed liabilities. We now refer to the combination of Blue Jays and Rogers Centre as “Sports Entertainment”.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Profit Margin” sections.
(3)	As defined -see the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant, and Equipment” section.

Rogers Communications Inc.	27	First Quarter 2005

Overview of Media Revenue, Expenses and Operating Profit

Media’s revenue of $219.3 million in the three months ended March 31, 2005 represented an increase of $3.6 million, or 1.7%, from $215.7 million in the corresponding period of 2004. Media’s revenue growth was led by The Shopping Channel, which grew 13.2%, by Radio, which increased 7.8%, and by the inclusion of Sports Entertainment in the quarter. This growth was partially offset by declines at our Publishing and Television properties.

Total Media operating expenses for the three months ended March 31, 2005 were $208.0 million, down $1.2 million, or 0.6%, over the corresponding period in 2004. Total operating profit in the three months ended March 31, 2005 was $11.3 million, a year-over-year increase of $4.8 million, or 73.8%, compared to the corresponding period in 2004.

Further details of the revenue, operating expense and operating profit results for the divisions of Media are provided below.

Publishing

Publishing experienced a decrease in revenue of $3.3 million in the three months ended March 31, 2005, compared to the corresponding period in 2004, due largely to the transfer in 2004 of Rogers Medical Intelligence Solutions (“RMIS”) out of Rogers Media to RCI, the closing in 2004 of the Physicians Financial News (“PFN”) publication, as well as the continued softness of certain industry publications, offset somewhat by the continued strength of Publishing’s consumer publications. The operating profit increase of $4.4 million at Publishing for the quarter ended March 31, 2005 was due to a decrease in operating expenses as a result of the transfer of RMIS and the closing of PFN, as well as the success of ongoing cost saving measures within the Publishing division.

Radio

Radio operations include the results of Media’s 43 FM and AM radio stations. The $3.3 million year-over-year increase in Radio’s quarterly revenues reflects primarily the success of 680 News in Toronto and Media’s stations in the Calgary and Ottawa markets. With operating expenses at Radio decreasing by 6.7% due to year over year reductions in marketing costs, quarterly operating profit at Radio grew to $9.2 million from $3.3 million in the corresponding period in 2004.

Television

Television operations include the results of OMNI.1, OMNI.2, Rogers Sportsnet and our 50% interest in Dome Productions. The $9.6 million decline in Television’s revenues compared to the prior year primarily reflects the impact of the NHL player lockout, resulting in a decline in advertising sales at Sportsnet and Dome Productions. Offsetting this is a significant reduction in programming and production costs as a result of NHL hockey games not being produced or aired. This decrease in operating costs combined with improved results at OMNI drove the $10.5 million increase in Television’s operating profit compared to the corresponding period in 2004.

Rogers Communications Inc.	28	First Quarter 2005

The Shopping Channel

The Shopping Channel’s revenue growth of $7.6 million reflects a generally improved retail climate in the current quarter relative to the prior year quarter and strong sales of selected product categories including electronics and fine jewellery. Also during the quarter, the Shopping Channel’s off-air sales, which include catalogue, Internet, and physical store sales, increased to 29.6% of revenue compared to 25.5% in the corresponding period of 2004. The strong revenue growth, combined with reduced product return rates and operating efficiencies at its national distribution centre, drove the 52.9% increase in operating profit at The Shopping Channel.

Sports Entertainment

During the three months ended March 31, 2005, Sports Entertainment generated revenue of $5.4 million that included $3.4 million related to baseball and $2.0 million related to Rogers Centre.

Operating expenses for the three months ended March 31, 2005 were $19.7 million, which consisted primarily of the costs to run the baseball operations (player salaries, team costs, scouting and stadium operations), the costs of operating Rogers Centre, and the costs of marketing and selling baseball tickets. As a result, an operating loss of $14.3 million was recognized for the three months ended March 31, 2005, which is typical of the first quarter given the seasonality of our Sports Entertainment division.

In the prior year comparative quarter, 100% of the results of the Blue Jays were accounted for using the equity method. While there would be no change in net income, had we consolidated the Blue Jays in the prior year, revenues from baseball would have been $2.7 million, baseball operating expenses would have been $11.9 million, and an operating loss of $9.2 would have been recognized.

Media Additions to Property, Plant and Equipment

Additions to PP&E totalled $13.5 million for the three months ended March 31, 2005, an increase of $7.6 million from $5.9 million in the corresponding period in 2004. The increase was as a result of the $8.8 million in upgrades to the Rogers Centre, including new scoreboards, new field turf and other renovations.

Rogers Communications Inc.	29	First Quarter 2005

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three month period ended March 31, 2005, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of non-cash items from the loss for the period, increased to $320.4 million from $277.4 million in the corresponding period in 2004. The $43.0 million increase is primarily the result of the increase in operating profit of $93.3 million partially offset by the $47.3 million increase in interest expense.

Taking into account the changes in non-cash working capital items for the three month period ended March 31, 2005, cash generated from operations was $191.2 million, compared to $195.4 million in the corresponding period of 2004.

The cash flow generated from operations of $191.2 million, together with the following items, resulted in total net funds of approximately $608.8 million raised in the three month period ended March 31, 2005:

•	Aggregate drawdowns of $382.0 million under Cable’s bank credit facility;

•	Receipt of $26.1 million from the issuance of Class B Non-Voting shares under the employee stock option plan; and

•	An aggregate of $9.5 million proceeds from the sale of investments.

Net funds used during the three month period ended March 31, 2005 totalled approximately $761.9 million, the details of which include:

•	Funding the $351.7 million required to repay Cable’s US$291.5 million 10.0% Senior Secured Second Priority Notes due March 15, 2005;

•	Additions to PP&E of $295.9 million, including $35.5 million of related changes in non-cash working capital;

•	Funding $25.9 million for the acquisition of Rogers Centre and related expenses;

•	Payment of dividends of $12.3 million on our Class B Non-Voting shares and Class A Voting shares;

•	Funding the net $68.6 million cash outlay on the settlement at maturity of two cross-currency interest rate exchange agreements;

•	Funding the acquisition of fixed wireless spectrum licences for $4.8 million;

•	Funding $2.6 million aggregate repayment of mortgages and capital leases; and

•	Funding other net investments of $0.1 million.

Rogers Communications Inc.	30	First Quarter 2005

Taking into account the cash of $244.0 million at the beginning of the quarter and the fund uses described above, the cash on hand at March 31, 2004 was $90.9 million.

Financing

Our long-term debt instruments are described in Note 11 to the Annual Audited Consolidated Financial Statements.

During the three month period ended March 31, 2005, Cable repaid its US$291.5 million 10.0% Senior Secured Second Priority Notes at maturity on March 15, 2005. Including the $58.1 million net cash outlay on the settlement of the cross-currency interest rate swap of US$283.4 million notional amount, Cable paid a total of $409.8 million.

In addition, on March 15, 2005, a cross-currency swap of US$50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.

As described above, cash generated from operations, together with cash-on-hand and drawdowns under Cable’s bank credit facility funded the Cable debt repayment and settlement of the two cross-currency interest rate exchange agreements as well as our additions to PP&E and other expenditures described above.

Interest Rate and Foreign Exchange Management

As a result of the repayment of the US$291.5 million Cable debt described above and the maturity of the two cross-currency interest rate exchange agreements in the aggregate principal amount of US$333.4 million, there was little change on either an accounting or an economic basis in the percentage of our U.S. dollar-denominated debt hedged with cross-currency interest rate exchange agreements from that disclosed in the 2004 Annual MD&A. As at March 31, 2005, 91.8% of our U.S. dollar-denominated debt was hedged on an economic basis and 80.1% hedged on an accounting basis.

Rogers Communications Inc.	31	First Quarter 2005

Outstanding Share Data

Set out below is our outstanding share data as at March 31, 2005. For additional information, refer to Note 13 to our 2004 Annual Audited Consolidated Financial Statements and Note 5 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2005.

Common Shares
Class A Voting	56,235,394
Class B Non-Voting	220,136,597

Options to Purchase Class B Non-Voting Shares
Outstanding Options	17,319,801
Portion of Outstanding Options Exercisable	11,194,718

Securities Convertible into Class B Non-Voting Shares

		Number of
		Shares
	Amount	Issuable on
Class	Outstanding	Conversion
Convertible Preferred Securities	$600,000,000	17,142,857
Convertible Senior Debentures	$271,930,000	7,726,270

Dividends and Other Payments on Equity Securities

During the three months ended March 31, 2005, no dividends were declared. On January 4, 2005, $12.3 million was paid for dividends declared in 2004 to shareholders of record on December 13, 2004.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2004 Annual MD&A, and are further discussed in Note 11 and Note 20 of the 2004 Annual Audited Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2004.

Rogers Communications Inc.	32	First Quarter 2005

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2004 Annual MD&A. There have been no significant changes to those regulations since December 31, 2004, except as follows:

Restrictions on Non-Canadian Ownership and Control

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions. The Heritage Department released a report on April 5, 2005 which stated that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” Industry Canada is convening a panel of experts to examine the telecommunications regulatory regime. This panel may review the foreign ownership rules applicable to telecommunications.

Competition

Unauthorized access to direct broadcast satellite (“DBS”) signals by Canadian residents with pirated DBS equipment and theft of Canadian direct-to-home (“DTH”) services are a source of competition to Canadian cable companies. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licensed Canadian distributor, is prohibited in Canada. The decision led to increased criminal and civil enforcement activity against black and grey market satellite television dealers in Canada. However, on October 29, 2004, a Quebec court judge issued a further decision which held that those sections of the Radiocommunication Act (Canada) that prohibit the decoding of programming signals, except as authorized by a Canadian distributor, breach the right of freedom of expression contained in the Canadian Charter of Rights and Freedoms. This decision was overturned by an appeals court in the quarter ended March 31, 2005.

National Wireless Tower Policy Review

On February 7, 2005, the executive summary of the final report of the Tower Policy Review was published and subsequently the full report was released. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. If implemented, these recommendations could increase our costs and lead to delays in acquiring new sites for cellular towers at Wireless.

Rogers Communications Inc.	33	First Quarter 2005

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2004 Annual MD&A. There have been no significant changes to those risks and uncertainties since December 31, 2004, except as follows:

The Implementation of Wireless Number Portability in Canada Could Create Significant Costs for us and Increase Churn

Over the past several years, certain countries in Europe and Asia have mandated wireless number portability (“WNP”). In 2004, the U.S. wireless industry also implemented WNP. WNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WNP systems and capabilities imposes significant costs on the carriers in a country. The CRTC recently stated that it intends to review the matter in its 2005/2006 planning period (April 1, 2005 to March 31, 2006). The federal budget was released on February 23, 2005. In the budget speech, the government stated that it would request the CRTC to move expeditiously to implement WNP. In a letter dated March 18, 2005 to the CRTC, the Minister of Industry noted that WNP was already on the CRTC’s 2005-6 work program and stated that he was therefore confident that the CRTC would deal with this matter in an expeditious manner. The letter noted that the government understands that WNP includes wireless-to-wireless, wireline-to-wireless and wireless-to-wireline number portability. If WNP were to be mandated, this would require carriers, including Wireless, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers.

On April 21, 2005, the Canadian Wireless Telecommunications Association (CWTA) announced that Canada’s wireless carriers, including Rogers Wireless, agreed to implement number portability in Canada, and have begun the planning efforts required to achieve this result.

Number portability will enable Canada’s wireless customers to keep the same phone number when changing service providers within the same local serving area. Consistent with the Government of Canada’s definition of wireless number portability, customers will also be able to keep the same phone number when transferring their landline phone service to wireless service and vice versa.

The CWTA will contract an independent consultant to complete a comprehensive project plan outlining specific milestones for this process. It is expected that the plan will be completed by September 1, 2005. Upon arrival of the plan and agreement on a common start date, it is the intention of the CWTA and the wireless carriers to begin the implementation of the plan. A firm date on the implementation is not known at this time pending the development of the project plan.

Rogers Communications Inc.	34	First Quarter 2005

Wireless’ Expansion and Investment in the Inukshuk Business May Have Considerable Risks.

In its acquisition of Fido, Wireless acquired a fixed wireless license which permits the provision in Canada of Multipoint Communications Services (MCS) operating in the 2.5 MHz band. This business is known as Inukshuk. Fido had applied to Industry Canada to transfer the MCS license to a company where one-third of the shares would be held directly or indirectly through a holding company by each of Fido, MTS Allstream Inc. ("Allstream"), a Canadian telecommunications provider, and NR Communications, LLC ("NR"), a U.S. fixed wireless services equipment manufacturer. In early 2005, Allstream’s shares were acquired equally by Wireless and NR. Subsequently, NR was continued into Nova Scotia and 50% of the shares of NR were acquired by NRC Holdings, Inc. while the other 50% were acquired by BCE Inc. or an affiliate thereof. The share transactions have created shareholder issues under a shareholder agreement which require resolution. In addition, Industry Canada must evaluate whether the proposed transferee meets the Canadian ownership and control regulations before approving the transfer of the license. While Wireless is currently utilizing network equipment from NR, if it were unable to do so, Wireless may not be able to comply on a timely basis with rollout commitments which are necessary in order to maintain the license in good standing. In addition, Wireless has made proposals to Industry Canada about modifying some of the rollout commitments. Wireless is continuing to expand the service area and invest resources in the service. While management is optimistic about the future of the 2.5 MHz fixed wireless business, it is a new and speculative business and there are considerable risks associated with these investments.

Failure to Obtain Access to Support Structures and Municipal Rights of Way Could Increase our Costs and Adversely Affect our Business.

Cable requires access to support structures and municipal rights of way in order to deploy facilities. Where access to municipal rights of way cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the Supreme Court of Canada ruled in 2003 that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. As a result of this decision, the Canadian Cable Telecommunications Association (“CCTA”) filed an application with the Ontario Energy Board (OEB) asking it to set a pole rate for all hydroelectric distributors or local distribution companies (“LDCs”) in Ontario. The OEB accepted jurisdiction over this matter and held a hearing in November 2004. On March 8, 2005, the OEB issued its decision. The new rate effective immediately is $22.35 per pole per year. The decision gives the CCTA and the LDCs four months to negotiate a model agreement for cable attachments to hydro poles. Any unresolved issues will be reported to the OEB for a final decision. The new model contract will form the basis of negotiation between the individual cable operators and the LDCs.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2004 Annual MD&A. These key performance indicators are not

Rogers Communications Inc.	35	First Quarter 2005

measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Revenue and average monthly revenue per subscriber (“ARPU”);

•	Subscriber counts and subscriber churn;

•	Customer relationships and revenue generating units (“RGU”);

•	Operating expenses and average monthly operating expense per wireless subscriber; and

•	Sales and marketing costs per gross wireless subscriber addition.

We refer to the following three additional non-GAAP measures that are used in various financial tables and discussions throughout our MD&A:

Operating Profit

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), loss on repayment of long-term debt, change in fair value of derivative instruments, non-controlling interest, gain of sale of investments, writedown of investments, income (loss) from investments accounted for by the equity method and investment and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our business to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

Operating Profit Margin

We calculate operating profit margin by dividing operating profit by total revenue, except in the case of Wireless. For Wireless, operating profit margin is calculated by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue better reflects Wireless’ core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP. Refer to “Supplementary Information - Non-GAAP Calculations” for further details on this Wireless, Cable and Media calculation.

Additions to Property, Plant and Equipment

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning,

Rogers Communications Inc.	36	First Quarter 2005

funding and management of these expenditures. We focus on managing additions to PP&E because additions to PP&E have a direct impact on our cash flow.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provides a more accurate determination for period-to-period comparisons.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions in the normal course of business with certain broadcasters in which we have an equity interest as detailed below. AT&T Wireless, Inc. (“AWE”) was no longer a related party effective October 13, 2004.

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Amounts paid to AWE, net	$-	$983
Access fees paid to broadcasters accounted for by the equity method	4,491	5,127
	$4,491	$6,110

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or our subsidiary companies. During the three months ended March 31, 2005, total amounts paid by us to these related parties are as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$1,700	$1,400
Telecommunication and programming services	1,500	14,600
Interest charges and other financing fees	11,600	5,961
	$14,800	$21,961

During the three months ended March 31, 2005, we made payments to (received from) companies controlled by our controlling shareholder as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Dividends paid on Class A Voting and Class B Non-Voting shares of the Company	$3,483	$3,483
Charges to the Company for business use of aircraft	183	158
Charges by the Company for rent and reimbursement of office and personnel costs	(12)	(18)
	$3,654	$3,623

Rogers Communications Inc.	37	First Quarter 2005

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2004 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2004 MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2005, there are no changes to our critical accounting policies from those found in our 2004 Annual MD&A.

NEW ACCOUNTING STANDARD

Convertible Preferred Securities

Effective January 1, 2005, we retroactively adopted amendments to CICA Handbook Section 3860, resulting in the reclassification of the liability portion of our Convertible Preferred Securities as long-term debt. The liability’s accretion and quarterly distributions have been included in interest expense in the consolidated statement of earnings for the periods presented. Retained earnings have been adjusted to reflect the retroactive application of this standard. The portion of the Convertible Preferred Securities representing the value of the conversion feature of these securities will remain in shareholders’ equity. Prior periods presented have been restated to reflect the retroactive adoption of this new standard. Effective January 1, 2005, the liability and equity components were carried at $490.7 million and $188.0 million, respectively, with an adjustment to opening retained earnings of $102.7 million. As at March 31, 2005, the liability and equity components were carried at $496.0 million and $188.0 million, respectively. Interest expense for the three months ended March 31, 2005 was increased by $13.6 million (2004 - $13.4 million) as a result of the adoption of this standard. This change does not affect earnings (loss) per share since the distributions on these securities have, in prior years, been deducted from net income (loss) in determining earnings (loss) per share.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Wireless, Cable, and Media have unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable, and Media segments, please refer to our 2004 Annual MD&A.

Rogers Communications Inc.	38	First Quarter 2005

SUPPLEMENTARY INFORMATION

Rogers Communications Inc.
Pro Forma Statements of Income

	Three Months Ended March 31,
	2005	2004
(In thousands of dollars)	Actual	Pro Forma	% Chg
Operating revenue	$1,582,415	$1,406,078	12.5
Operating expenses	1,107,191	882,892	25.4
Operating profit (1)	$475,224	$389,724	21.9

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.

Rogers Communications Inc.	39	First Quarter 2005

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures
(Actual)

	Three months ended March 31,
($ in millions, except per subscriber figures) (subscribers in thousands)	2005	2004
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$750.2	$513.1
Divided by: Average postpaid wireless voice and data subscribers	4,224.2	3,068.4
Divided by: 3 months	3	3
	$59.20	$55.74
Prepaid ARPU (monthly)
Prepaid revenue	$48.1	$24.5
Divided by: Average prepaid subscribers	1,324.8	747.0
Divided by: 3 months	3	3
	$12.09	$10.96
Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	$798.3	$537.6
Divided by: Average postpaid and prepaid wireless voice and data subscribers	5,549.0	3,815.4
Divided by: 3 months	3	3
	$47.95	$46.97
One-way messaging ARPU (monthly)
One-way messaging revenue	$5.0	$6.4
Divided by: Average one-way messaging subscribers	191.0	236.1
Divided by: 3 months	3	3
	$8.82	$9.02
Cost of acquisition per gross addition
Total sales and marketing expenses	$124.0	$92.4
Equipment margin loss (acquisition related)	50.0	18.3
	$174.0	$110.7
Total gross wireless additions (postpaid, prepaid, wholesale and one-way messaging)	458.3	305.7
	$380	$362
Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$293.4	$195.3
Equipment margin loss (retention related)	37.5	18.3
	$330.9	$213.6
Divided by: Average total wireless subscribers	5,740.0	4,051.5
Divided by: 3 months	3	3
	$19.22	$17.58
Equipment margin loss
Equipment sales	$72.1	$48.8
Cost of equipment sales	(159.6)	(85.4)
	$(87.5)	$(36.6)
Acquisition related	$(50.0)	$(18.3)
Retention related	(37.5)	(18.3)
	$(87.5)	$(36.6)

Rogers Communications Inc.	40	First Quarter 2005

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures
(Actual)

	Three months ended March 31,
(In millions of dollars, except ARPU figures and operating profit margin) (Subcribers in thousands)	2005	2004
Core Cable ARPU
Basic cable and digital revenue	$318.2	$310.1
Divided by: Average basic cable subscribers	2,252.6	2,267.6
Divided by: 3 months	3	3
	$47.06	$45.58
Internet ARPU
Internet revenue	$104.4	$89.8
Divided by: Average Internet subscribers	964.3	798.7
Divided by: 3 months	3	3
	$36.08	$37.48
Cable:
Operating Profit	$173.5	$166.2
Divided by Revenue	422.6	399.9
Cable Operating Profit Margin	41.1%	41.6%
Video:
Operating Profit	$7.2	$5.0
Divided by Revenue	83.6	73.9
Video Operating Profit Margin	8.6%	6.8%
TOTAL CABLE AND VIDEO:
Operating Profit	$180.7	$171.2
Divided by Revenue	505.3	473.1
Cable and Video Operating Profit Margin	35.8%	36.2%
Customer relationships (unique)
Basic cable subscribers	2,249.4	2,266.0
Internet subscribers	988.3	815.7
Less: Subscribers to both basic cable and Internet	(875.0)	(737.9)
	2,362.7	2,343.8
Revenue Generating Units (RGU's)
Basic cable subscribers	2,249.4	2,266.0
Internet subscribers	988.3	815.7
Digital subscribers (households)	712.2	563.3
	3,949.9	3,645.0

Rogers Communications Inc.	41	First Quarter 2005

SUPPLEMENTARY INFORMATION
Rogers Communications Inc

Historical Quarterly Summary
	2005	2004				2003
(thousands of dollars, except per share amounts)	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
		(As Restated - See Note 1)				(As Restated - See Note 1)
Income Statement
Operating Revenue
Wireless	$875,371	$592,841	$655,920	$721,136	$813,628	$497,118	$532,462	$588,615	$589,599
Cable	505,256	473,074	474,846	489,371	508,364	432,998	434,386	445,646	475,092
Media	219,280	215,741	230,881	248,819	266,171	196,726	219,706	194,691	243,869
Corporate and eliminations	(17,492)	(16,907)	(18,152)	(25,638)	(21,846)	(11,462)	(13,341)	(17,329)	(16,920)
	1,582,415	1,264,749	1,343,495	1,433,688	1,566,317	1,115,380	1,173,213	1,211,623	1,291,640
Operating profit (1)
Wireless	298,376	219,644	247,083	269,565	214,099	155,810	182,546	222,295	166,921
Cable	180,669	171,186	173,294	173,143	191,036	157,290	161,878	167,585	176,721
Media	11,320	6,470	38,819	14,981	55,102	6,020	37,106	20,988	42,610
Corporate	(15,141)	(15,443)	(13,407)	(1,714)	(9,717)	(9,846)	(11,324)	(10,762)	(16,942)
	475,224	381,857	445,789	455,975	450,520	309,274	370,206	400,106	369,310
Depreciation and amortization	341,633	246,090	250,528	255,857	340,076	248,319	256,427	261,666	273,851
Operating income	133,591	135,767	195,261	200,118	110,444	60,955	113,779	138,440	95,459
Interest on long-term debt	(184,767)	(137,539)	(132,292)	(129,868)	(176,298)	(136,724)	(141,241)	(135,229)	(128,704)
Other income (expense)	8,663	(75,384)	(41,775)	29,676	37,776	109,620	96,860	(12,045)	50,558
Income tax recovery (expense)	(3,514)	(1,453)	(3,555)	(3,371)	4,932	(7,132)	(3,372)	(3,039)	36,400
Non-controlling interest	-	423	(25,596)	(48,480)	(5,928)	(16,158)	(25,197)	(18,854)	1,784
Net income (loss) for the period	(46,027)	(78,186)	(7,957)	48,075	(29,074)	10,561	40,829	(30,727)	55,497
Net income (loss) per share -basic	$(0.17)	$(0.33)	$(0.03)	$0.20	$(0.12)	$0.06	$0.18	$(0.13)	$0.24
-diluted	$(0.17)	$(0.33)	$(0.03)	$0.19	$(0.12)	$0.06	$0.18	$(0.13)	$0.23
Operating profit margin % (2)
Consolidated	30.0	30.2	33.2	31.8	28.8	27.7	31.6	33.0	28.6
Other Statistics
Additions to porperty, plant and equipment (3)	$260,419	$228,666	$218,267	$221,147	$386,858	$188,950	$222,312	$244,722	$307,758
Property, plant and equipment, net	5,532,223	5,037,873	5,016,443	5,007,141	5,486,837	5,004,390	4,981,017	4,975,265	5,039,304
Total assets	13,021,864	8,606,593	8,761,089	8,779,097	13,272,738	8,446,249	8,791,553	8,481,103	8,465,495
Total long-term debt, including current portion (4)	8,620,249	5,702,166	5,661,102	5,330,035	8,541,097	6,168,002	6,025,342	5,598,946	5,440,017
Other liabilities and non-controlling interest	2,030,688	1,670,587	1,633,334	1,928,217	2,346,307	1,273,316	1,489,731	1,632,390	1,727,883
Shareholders' equity	2,370,927	1,233,840	1,466,653	1,520,845	2,385,334	1,004,931	1,276,480	1,249,767	1,297,595

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit Margin” section.
(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” section.
(4)	Total long-term debt, including current portion, has been presented to exclude the effect of cross-currency interest rate exchange agreements for all periods.
(5)
Comparatives restated to reflect the adoption of new accounting standards as described in note 1 to the Unaudited Interim Consolidated Financial Statements. The liability component of the Convertible Preferred Securities has been reclassified to long-term debt with the accretion of that liability component and the distributions reflected as interest expense.

Rogers Communications Inc.	42	First Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended March 31,
(In thousands of dollars, except per share amounts)	2005	2004
		(As Restated -
		See Note 1)
Operating revenue	$1,582,415	$1,264,749
Cost of sales	239,769	155,108
Sales and marketing costs	233,294	202,724
Operating, general and administrative expenses	634,128	525,060
Depreciation and amortization	341,633	246,090
Operating income	133,591	135,767
Interest on long-term debt	(184,767)	(137,539)
	(51,176)	(1,772)
Gain on sale of investments	8,961	-
Writedown of investments	(6,122)	(1,933)
Income (loss) from investments accounted for by the equity method	4,303	(9,051)
Foreign exchange loss	(5,960)	(47,565)
Change in the fair value of derivative instruments	4,798	(553)
Loss on repayment of long-term debt	-	(20,326)
Investment and other income	2,683	4,044
Loss before income taxes and non-controlling interest	(42,513)	(77,156)
Income tax expense
Current	3,514	1,453
Loss before non-controlling interest	(46,027)	(78,609)
Non-controlling interest	-	423
Loss for the period	$(46,027)	$(78,186)
Loss per share
Basic and diluted	$(0.17)	$(0.33)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	43	First Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
		(As Restated -
		See Note 1)
Cash provided by (used in):
Operating activities:
Loss for the period	$(46,027)	$(78,186)
Adjustments to reconcile loss to cash flows from operating activities:
Depreciation and amortization	341,633	246,090
Program rights and video rental inventory depreciation	22,488	20,596
Gain on sale of investments	(8,961)	-
Writedown of investments	6,122	1,933
Loss (income) from investments accounted for by the equity method	(4,303)	9,051
Unrealized foreign exchange loss	6,207	45,940
Change in fair value of derivative instruments	(4,798)	553
Loss on repayment of long-term debt	-	20,326
Accrued interest due on repayment of certain notes payable	2,424	2,481
Accreted interest on convertible preferred securities	5,376	5,146
Distributions from investments	(2,396)	62
Stock-based compensation expense	5,998	3,805
Amortization on fair value increment of long-term debt and derivatives	(3,351)	-
Non-controlling interest	-	(423)
	320,412	277,374
Change in non-cash working capital items (note 10)	(129,178)	(81,977)
	191,234	195,397
Financing activities:
Issue of long-term debt	382,000	2,146,550
Repayment of long-term debt	(354,263)	(1,938,074)
Proceeds on termination of cross-currency interest rate exchange agreements	402,191	58,416
Payment on maturity of cross-currency interest rate exchange agreements	(470,825)	-
Premium on repayment of long-term debt	-	(49,188)
Financing costs incurred	-	(18,671)
Issue of capital stock	26,113	10,579
Dividends on Class B Non-Voting and Class A Voting shares	(12,313)	(11,677)
	(27,097)	197,935
Investing activities:
Additions to property, plant and equipment ("PP&E")	(260,419)	(228,665)
Change in non-cash working capital items related to PP&E	(35,516)	(10,621)
Proceeds on sale of investments	9,484	-
Acquisition of Rogers Centre	(25,857)	-
Investment in Toronto Blue Jays	-	(39,111)
Acquisition of Dome Productions	-	(19,777)
Acquisition of spectrum licences	(4,765)	(5,913)
Other	(156)	(2,487)
	(317,229)	(306,574)
Increase (decrease) in cash	(153,092)	86,758
Cash and cash equivalents (deficiency), beginning of period	243,993	(10,288)
Cash and cash equivalents, end of period	$90,901	$76,470

Cash and cash equivalents are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Supplemental cash flow information:
Interest paid	$95,079	$92,558
Income taxes paid	4,833	2,614

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	44	First Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	March 31,	December 31,
(In thousands of dollars)	2005	2004
		(As Restated -
		See Note 1)
Assets
Current assets
Accounts receivable	$589,569	$673,936
Cash and cash equivalents	90,901	243,993
Other current assets	288,295	260,517
	968,765	1,178,446
Property, plant and equipment	5,532,223	5,486,837
Goodwill	3,387,746	3,388,687
Other intangible assets	2,780,873	2,855,689
Investments (note 2)	137,834	139,170
Deferred charges	129,818	134,466
Other long term assets	84,606	89,443
	$13,021,865	$13,272,738
Liabilities and Shareholders' Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,203,325	$1,428,296
Current portion of long-term debt (note 4)	343,680	618,236
Current portion of derivative instruments	-	58,856
Unearned revenue	167,796	152,723
	1,714,801	2,258,111
Long-term debt (notes 1 and 4)	8,276,569	7,922,861
Derivative instruments	597,175	641,545
Other long-term liabilities	62,393	64,887
	10,650,938	10,887,404
Shareholders' equity (notes 1 and 5)	2,370,927	2,385,334
	$13,021,865	$13,272,738

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	45	First Quarter 2005

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
		(As Restated -
		See Note 1)
Deficit, beginning of period	$(416,731)	$(339,436)
Adjustment for stock-based compensation	-	(7,025)
Adjustment for convertible preferred securities (note 1)	(102,720)	(81,785)
As restated	(519,451)	(428,246)
Loss for the period	(46,027)	(78,186)
Deficit, end of period	$(565,478)	$(506,432)

See accompanying notes to Unaudited Interim Consolidated Financial Statements.

Rogers Communications Inc.	46	First Quarter 2005

Rogers Communications Inc.
Notes to Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2005 and 2004

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements. They should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2004.

1.	Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all matters normally disclosed in the Company’s annual audited Consolidated Financial Statements. The Company’s operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements, except they reflect the adoption of the following new accounting policy:

Convertible Preferred Securities

Effective for fiscal years beginning after November 1, 2004, CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation”, has been amended to provide guidance for classifying certain financial obligations of a fixed amount that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments, as liabilities. Any financial instruments issued by an enterprise that give the issuer unrestricted rights to settle the principal amount for cash or the equivalent value of its own equity instruments will no longer be presented as equity.

The Company retroactively adopted this standard effective January 1, 2005 and has therefore reclassified the liability portion of its Convertible Preferred Securities to long-term debt. The liability’s accretion and quarterly distributions have been included in interest expense in the consolidated statement of earnings. Retained earnings has been adjusted to reflect the retroactive application of this standard. The portion of the Convertible Preferred Securities representing the value of the conversion feature of these securities will remain in shareholders’ equity. Prior periods presented have been restated to reflect the retroactive adoption of this revised standard. Effective January 1, 2005, the liability and equity components were carried at $490.7 million and $188.0 million, respectively, with an adjustment to opening retained earnings of $102.7 million. As at March 31, 2005, the liability and equity components were carried at $496.1 million and $188.0 million, respectively. Interest expense for the three months ended March 31, 2005 was increased by

Rogers Communications Inc.	47	First Quarter 2005

Basis of Presentation and Accounting Policies (continued):

$13.6 million (2004 - $13.4 million). This change does not affect earnings (loss) per share since the distributions on these securities have, in prior years, been deducted from net income (loss) in determining earnings (loss) per share.

2.	Investments:

				March 31,	December 31,
(In thousands of dollars)				2005	2004
			Quoted
			Market	Book	Book
Description			Value	Value	Value
Investments accounted for by the equity method				$14,685	$9,348
				14,685	9,348
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc.	6,595,675	Subordinate Voting	$164,892	68,884	68,884
		Common shares
Cogeco Inc.	3,399,800	Subordinate Voting	79,045	44,438	44,438
		Common shares
Other publicly traded companies			14,972	2,817	3,551
			$258,909	116,139	116,873
Private companies				7,010	12,949
				$137,834	$139,170

3.	Business Combinations:

During the year ended December 31, 2004, the Company acquired the shares of Rogers Wireless Communications Inc. (“RWCI”) held by minority interests resulting in 100% ownership as at December 31, 2004.

On November 9, 2004, the Company acquired Microcell Telecommunications Inc. (“Microcell”). As at the date of acquisition, the Company recorded a liability related to the plan to restructure and integrate the operations of Microcell of $129.0 million comprised of $52.8 million related to network decommissioning and restoration, $48.3 million related to lease and other contract termination costs and $27.9 million related to involuntary severance. During the three months ended March 31, 2005, the Company paid $4.0 million in certain network decommissioning costs and made payments of $2.1 million in involuntary severance costs. As at March 31, 2005, the balance of the restructuring accrual was $122.9 million.

The purchase price allocations related to both the acquisition of the RWCI minority interests and Microcell remain preliminary pending finalization of the valuations of both the tangible and intangible assets acquired. These valuations are expected to be finalized in the second quarter of 2005. During the three months ended March 31, 2005, no adjustments have been made to the

Rogers Communications Inc.	48	First Quarter 2005

Business Combinations (continued):

purchase price allocation from that disclosed in Note 3 to the 2004 Annual Audited Consolidated Financial Statements. The amortization expense related to intangible assets acquired in these acquisitions is expected to change upon finalization of these valuations.

On December 23, 2004, the Company purchased the remaining 20% interest of Rogers Sportsnet for $45 million. The purchase price discrepancy remains allocated to goodwill on a preliminary basis pending completion of the valuation of the net identifiable assets acquired.

On January 31, 2005, the Company completed the acquisition of the Rogers Centre for a purchase price of $25.9 million plus $4.5 million of assumed liabilities. The purchase price has been allocated on a preliminary basis to working capital and property, plant and equipment.

4.	Long-Term Debt:

		Interest	March 31,	December 31,
(In thousands of dollars)		Rate	2005	2004
				(As Restated -
				See Note1)
(A) Corporate:
(i)	Convertible Debentures, due 2005	5.75%	$265,509	$261,810
(ii)	Senior Notes, due 2006	10.50%	75,000	75,000
(iii)	Convertible Preferred Securities, due 2009	5.50%	496,085	490,710
			836,594	827,520
(B) Wireless:
(i)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
(ii)	Floating Rate Senior Secured Notes, due 2010	Floating	665,280	661,980
(iii)	Senior Secured Notes, due 2011	9.625%	592,704	589,764
(iv)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
(v)	Senior Secured Notes, due 2012	7.25%	568,512	565,692
(vi)	Senior Secured Notes, due 2014	6.375%	907,200	902,700
(vii)	Senior Secured Notes, due 2015	7.50%	665,280	661,980
(viii)	Senior Secured Debentures, due 2016	9.75%	187,367	186,438
(ix)	Senior Subordinated Notes, due 2012	8.00%	483,840	481,440
(x)	Fair value increment arising from purchase accounting		52,507	55,232
			4,742,690	4,725,226
(C) Cable:
(i)	Bank credit facility	Floating	382,000	-
(ii)	Senior Secured Second Priority Notes, due 2005	10.00%	-	350,889
(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iv)	Senior Secured Second Priority Notes, due 2011	7.250%	175,000	175,000
(v)	Senior Secured Second Priority Notes, due 2012	7.875%	423,360	421,260
(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	423,360	421,260
(vii)	Senior Secured Second Priority Notes, due 2014	5.50%	423,360	421,260
(viii)	Senior Secured Second Priority Notes, due 2015	6.75%	338,688	337,008
(ix)	Senior Secured Second Priority Notes, due 2032	8.75%	241,920	240,720
(x)	Senior Subordinated Guaranteed Debentures, due 2015	11.00%	137,501	136,819
			2,995,189	2,954,216
Mortgages and other		Various	45,776	34,135
			8,620,249	8,541,097
Less current portion			(343,680)	(618,236)
			$8,276,569	$7,922,861

Repaid:

On March 15, 2005, Cable repaid US$291.5 million aggregate principal amount of its 10.0% Senior Secured Second Priority Notes due March 15, 2005. Cable had a net cash outlay of $58.1 million on

Rogers Communications Inc.	49	First Quarter 2005

Long-Term Debt (continued):

the settlement of the cross-currency interest rate swap of US$283.4 million notional amount that qualified as a hedge for accounting purposes of a portion of these 10.0% notes. On March 15, 2005, a cross-currency interest rate swap of US $50.0 million notional amount matured. Cable incurred a net cash outlay of $10.5 million upon settlement of this swap.

5.	Shareholders’ Equity:

			March 31,	December 31,
(In thousands of dollars)			2005	2004
				(As Restated -
				See Note 1)
Capital stock issued, at stated value:
Common shares:
	56,235,394	Class A Voting shares	$72,313	$72,313
	220,136,597	Class B Non-Voting shares
		(2004 - 218,979,074)	357,674	355,793
Total capital stock			429,987	428,106
Convertible Preferred Securities			188,000	188,000
Contributed surplus			2,318,418	2,288,679
Deficit			(565,478)	(519,451)
Shareholders' Equity			$2,370,927	$2,385,334

(i)
During the three months ended March 31, 2005, the Company issued 1,157,523 Class B Non-Voting shares to employees upon the exercise of stock options for cash of $26.1 million. As a result, $24.2 million of the issued amounts related to the Class B Non-Voting shares was recorded in contributed surplus.

(ii)	Stock-based compensation:

During the three months ended March 31, 2005, the Company recorded compensation expense of approximately $5.5 million (2004 - $3.8 million) related to stock options granted to employees, with a corresponding adjustment to contributed surplus.

During the quarter, the Company granted 410,850 options. The weighted average estimated fair value at the date of the grant for RCI options granted for the three months ended March 31, 2005 was $15.34 per share. There were no RCI options granted for the three months ended March 31, 2004. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Rogers Communications Inc.	50	First Quarter 2005

Shareholders’ Equity (continued):

Three Months Ended
March 31,
2005
Risk-free interest rate	4.01%
Dividend yield	0.29%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	43.93%
Weighted average expected life of the options	5.58 years

6.	Calculation of Loss Per Share:

	Three Months Ended March 31,
(In thousands, except per share amounts)	2005	2004
Numerator:
Loss - basic and diluted	$(46,027)	$(78,186)
Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic and diluted	275,743	233,986
Loss per share
Basic and diluted	$(0.17)	$(0.33)

7.	Pensions:

For the three months ended March 31, 2005, the Company recorded pension expense in the amount of $3.1 million (2004 - $2.4 million). In addition, the expense for the three months ended March 31, 2005 related to unfunded supplemental executive retirement plans was $0.8 million (2004 - $0.1 million).

8.	Restricted Share Units:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and subsidiary companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, Restricted Share Units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI at its option shall redeem all of the participants restricted share units in cash or by issuing one RCI Class B Non-Voting share for each restricted share unit.

Rogers Communications Inc.	51	First Quarter 2005

Restricted Share Units (continued):

During the three months March 31, 2005, 236,801 restricted share units were issues to employees of the Company. As at March 31, 2005, 287,717 restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares. Compensation expense for the three months ended March 31, 2005 related to these restricted share units was $0.5 million (2004 - nil).

9.	Segmented Information:

Effective January 1, 2005, Blue Jays Holdco became a reporting unit of Media and as a result, is reported as part of the Media operating segment commencing in 2005. For comparative purposes, the related loss accounted for by the equity method for the three months ended March 31, 2004 has been reclassified to the Media segment.

For the Three Months Ended March 31, 2005				Corporate items	Consolidated
(in thousands of dollars)	Wireless	Cable	Media	and eliminations	Totals
Operating revenue	$875,371	$505,256	$219,280	$(17,492)	$1,582,415
Cost of sales	159,586	38,420	41,763	-	239,769
Sales and marketing costs	123,978	64,490	44,826	-	233,294
Operating, general and administrative expenses	293,431	221,677	121,371	(2,351)	634,128
Management fees	3,006	10,105	3,142	(16,253)	-
Depreciation and amortization	145,428	124,140	12,468	59,597	341,633
Operating income (loss)	149,942	46,424	(4,290)	(58,485)	133,591
Interest:
Long-term debt and other	(99,966)	(67,579)	(1,173)	(16,049)	(184,767)
Intercompany	20,810	(2,122)	(2,491)	(16,197)	-
Gain on sale of investments	-	489	-	8,472	8,961
Writedown of investments	-	-	-	(6,122)	(6,122)
Income from investments accounted for by the equity method	-	-	160	4,143	4,303
Change in fair value of derivative instruments	3,759	1,037	-	2	4,798
Foreign exchange loss	(3,987)	(868)	(452)	(653)	(5,960)
Investment and other income (loss)	(739)	4	(1)	3,419	2,683
Income tax reduction (expense)	(1,792)	(1,385)	(303)	(34)	(3,514)
Net income (loss) for the period	$68,027	$(24,000)	$(8,550)	$(81,504)	$(46,027)
Property, plant and equipment additions	$119,228	$115,850	$13,535	$11,806	$260,419

Rogers Communications Inc.	52	First Quarter 2005

Segmented Information (continued):

For the Three Months Ended March 31, 2004 (As Restated - See Note 1)				Corporate items	Consolidated
(in thousands of dollars)	Wireless	Cable	Media	and eliminations	Totals
Operating revenue	$592,841	$473,074	$215,741	$(16,907)	$1,264,749
Cost of sales	85,416	32,977	36,715	-	155,108
Sales and marketing costs	92,452	59,289	47,338	3,645	202,724
Operating, general and administrative expenses	195,329	209,622	125,218	(5,109)	525,060
Management fees	2,919	9,462	2,950	(15,331)	-
Depreciation and amortization	116,498	118,702	10,311	579	246,090
Operating income (loss)	100,227	43,022	(6,791)	(691)	135,767
Interest:
Long-term debt	(55,356)	(60,257)	(2,795)	(19,131)	(137,539)
Intercompany	-	(7)	(10,429)	10,436	-
Intercompany dividends	-	-	10,703	(10,703)	-
Writedown of investments	-	-	-	(1,933)	(1,933)
Loss on repayment of long-term debt	(2,313)	(18,013)	-	-	(20,326)
Loss from investments accounted for by the equity method	-	-	(11,156)	2,105	(9,051)
Change in fair value of derivative instruments	(18,900)	18,349	-	(2)	(553)
Foreign exchange loss	(24,376)	(19,624)	(99)	(3,466)	(47,565)
Investment and other income (loss)	1,037	(1,024)	(352)	4,383	4,044
Income tax reduction (expense)	(1,324)	(1,044)	(170)	1,085	(1,453)
Non-controlling interest	-	-	-	423	423
Loss for the period	$(1,005)	$(38,598)	$(21,089)	$(15,559)	$(78,186)
Property, plant and equipment additions	$130,887	$91,576	$5,871	$331	$228,665

10.	Consolidated Statement of Cash Flows - Supplemental Information:

The changes in non-cash working capital items are as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Decrease in accounts receivable	$84,367	$6,090
Decrease in accounts payable and accrued liabilities	(186,823)	(83,410)
Increase in unearned revenue	15,073	7,012
Increase in deferred charges and other assets	(41,795)	(11,669)
	$(129,178)	$(81,977)

11.	Related Party Transactions:

The Company has entered into certain transactions in the normal course of business with certain broadcasters in which the Company has an equity interest as detailed below. The Company has also entered into certain transactions with AT&T Wireless Services, Inc. (“AWE”), which was previously a minority shareholder of RWCI. AWE ceased to be a related party effective October 13, 2004.

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Amounts paid to AWE, net	$-	$983
Access fees paid to broadcasters accounted for by the equity method	4,491	5,127
	$4,491	$6,110

Rogers Communications Inc.	53	First Quarter 2005

Related Party Transactions (continued):

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. During the three months ended March 31, 2005 and 2004, total amounts paid by the Company to these related parties are as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$1,700	$1,400
Telecommunication and programming services	1,500	14,600
Interest charges and other financing fees	11,600	5,961
	$14,800	$21,961

During the three months ended March 31, 2005 and 2004, the Company made payments to (received from) companies controlled by the controlling shareholder of the Company as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Dividends paid on Class A Voting and Class B
Non-Voting shares of the Company	$3,483	$3,483
Charges to the Company for business use of aircraft	183	158
Charges by the Company for rent and reimbursement of office and personnel costs	(12)	(18)
	$3,654	$3,623

12.	Subsequent Event:

On April 20, 2005, the Company announced that its Board of Directors declared a semi-annual dividend of $0.05 per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares to be paid on July 4, 2005 to shareholders of record of June 15, 2005.

Rogers Communications Inc.	54	First Quarter 2005

About the Company:

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada's largest cable television provider offering cable television, high-speed Internet access and video retailing; and Rogers Media Inc. is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com. Separate annual and quarterly financial results for Rogers Wireless Inc. and Rogers Cable Inc. are also filed and are available on SEDAR and EDGAR.

Investment Community Contacts:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

Media Contacts:

Corporate and Media - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless - Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com
Cable - Taanta Gupta, 416.935.4727, taanta.gupta @rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ET on April 26, 2005. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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Rogers Communications Inc.	55	First Quarter 2005